UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission file number: 001-34958

EASON TECHNOLOGY LIMITED

Room 612, 6/F, KaiYue Comm Building, No. 2C,

Argyle Street, Mongkok Kowloon, Hong Kong,

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Eason Technology Limited furnishes under the cover of Form 6-K the following:

EXHIBIT INDEX

Exhibit No.	Description of Document
99.1	Notice of 2026 Annual General Meeting of Shareholders of the Company
99.2	Form of Proxy Card for 2026 Annual General Meeting of Shareholders of the Company
99.3	Depositary Notice to Holders of American Depositary Shares
99.4	Voting Instruction Card for American Depositary Shares

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eason Technology Limited

Date: February 24, 2026	By:	/s/ Longwen (Stanley) He
	Name:	Longwen (Stanley) He
	Title:	Chief Executive Officer

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